United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: December 21, 2022		Head of Investor Relations

# MINUTES OF THE VALE S.A. SHAREHOLDERS' EXTRAORDINARY GENERAL MEETING HELD ON THE DECEMBER 21, 2022.

PUBLICLY-HELD COMPANY
CNPJ: 33.592.510/0001-54
NIRE: 33.300.019.766

## 01. PLACE, DATE AND TIME:

Pursuant to item I, Paragraph 2 of Article 5 of CVM Resolution No. 81/2022 ("Resolution 81"), the Extraordinary General Meeting ("Meeting") was held exclusively digitally, via Zoom, on December 21, 2022, at 11:00 a.m., and is deemed to have been held at the Company's headquarters.

## 02. CHAIR AND SECRETARY:

Chairman: Mr. Luiz Antonio de Sampaio Campos, indicated in accordance with Art. 9, §1 of the Bylaws.

Secretary: Ms. Maria Isabel dos Santos Vieira.

## 03. ATTENDANCE AND QUORUM:

The meeting was attended by shareholders representing 84,92% of the Company's share capital, according to (i) the analytical maps prepared by the bookkeeping agent and by the Company itself, pursuant to Article 48, I and II, of Resolution 81, including shareholders who exercised their right to participate and vote remotely, and (ii) the list of shareholders participating via the Zoom digital platform; thus sufficient quorum was confirmed for the installation of the Meeting. Also present was Mr. Gustavo Duarte Pimenta, Vale's Executive Officer of Finance and Investor Relations,

## 04. DIGITAL PLATFORM REQUIREMENTS:

The Zoom platform meets the requirements of Art. 28, §1 of Resolution 81. Prior to the Meeting, the Chair informed the Shareholders of all the necessary procedures for exercising their rights to participate, voice their opinions and vote via the platform during the Meeting.

Shareholders who participated via Zoom authorized the Company to use any information contained in the recording of the Meeting for all legal purposes.

## 05. CALL:

The Meeting was regularly called through publication of the Call Notice on November 8, 9 and 10, 2022 in the Valor Econômico (Rio de Janeiro), pages C5, E2 and E2, respectively, as well as simultaneous publication on its website, with the following Agenda:

**5.1. Amended wording**

5.1.1 Inclusion of the word "Brazilian" (Art. 1, main section);
5.1.2 Provision added for aerial survey (Art. 2, I), to meet the legal requirement;
5.1.3 Identification of the country where the Company's headquarters are located (Art. 3);
5.1.4 Adjustment to reflect the cancellation of 220,150,800 common shares, approved by the Company's Board of Directors ("BD") on 07/28/2022 (Art. 5, main section);
5.1.5 Titles changed from "Chief Executive Officer" to "President", "Executive Officer(s)" to "Executive Vice President(s)" and "Executive Board" to "Executive Committee", where applicable (Art. 10, main section, §§1 to 4, Art. 14, I, II, III, IV, VII, VIII, X, XIV, XV, XVI, XX, XXV, XXVI; Art. 23, main section, §§1 to 3; Art. 24, main section, §§ 1 to 4; Art. 25; Art. 26, main section and Sole Paragraph; Art. 27; Art. 28, main section, §§ 1 and 2; Art. 29, main section, I, VII, XVI, XXI; Art. 30, main section, I, II, IV, V,VI, VIII; Art. 31, main section and II; Art. 32, main section, §§2, 3 and 4; Art. 42, Art. 43; and heading of Chapter IV, Section III);
5.1.6 Cross-reference amendment (Art. 10, §5) and wording amendment (Art. 10, §6; Art. 27; and heading of Chapter IV, Section II); and renumbering (Art. 13, main section);
5.1.7 Standardization of the name of the General Meeting (in Portuguese) (Art. 11, §10, IV; Art. 14, XV, XVI and XXIX);
5.1.8 The term "financial integrity" replaced by "integrity" (Art. 14, XX);
5.1.9 Wording amended to update and replace the terms "environment" with "sustainability", and "labor safety" with "safety" (Art. 14, XXV and Art. 29, XV);
5.1.10 Amendment to standardize the nomenclature for the external audit (Art. 21, I);
5.1.11 Wording amended and adapted to the new names of the Company's departmental executive bodies (Art. 29, I);
5.1.12 Inclusion of the values of "social progress" and "respect" for the environment to ensure compliance of the general direction of Company business (Art. 29, III), in line with Art. 14, VII; and
5.1.13 Capitalizing of the term "Bylaws" and linking the deadline for the Fiscal Council's response to the financial statements to the corporate events calendar (Art. 36, main section and Sole Paragraph).

**5.2. Changes in Board of Directors and Executive Board meetings**

5.2.1 Exclusion of the possibility of the Board of Directors appointing a substitute for a Board member in the event of temporary absence (Art. 11, §9);
5.2.2 Wording amended and inclusion of (i) provision for electronic deliberation as one of the means for holding Board of Directors and Executive Board meetings; and, (ii) provision that such board meetings may be held in a mixed form (Art. 12, §1 and Art. 26, main section).
5.2.3 Possibility established for a Board member who is unable to participate in the meeting by the means provided for in the Bylaws to be considered present if he or she submits a written vote (Art. 12, §2); and
5.2.4 Exclusion of the CEO's prerogative to decide individually on matters of collective authority and, consequently, of his duty to inform the Board of Directors about the exercise of such prerogative (Art. 28, §1, (iii) and §3).

**5.3. Changes in Board of Directors and Executive Board Authorities**

5.3.1 Creation of the authority for approval of the Company's corporate and administrative policies, by the Board of Directors and the Executive Board respectively, in accordance with the practice already adopted (Article 14, V and Article 29, II). 29, II), as well as the exclusion of references to the approval of specific policies and the replacement of the terms "policy" with "guidelines" or "general guidelines" or "general principles" (Art. 14, IV, XIII, XIX, XXIII, XXV and Art. 29, XV, and exclusion of subitem XXIV of Art. 14), with the consequent renumbering of the following subitems, as per applicable;
5.3.2 Text simplified (Art. 14, VII, IX and XXIII);
5.3.3 Consolidation of provisions on entering into commitments, contracts and waiver of rights into a single provision (Art. 14, X and Art. 29 XVI with the consequent exclusion of the current clauses XXVIII and XXX of Art. 14 and Art. 29, XVII and XIX);
5.3.4 Exclusion of the mention of share purchases (Art. 14, XI and Art. 29, VIII), which is now provided in the following item, according to item 3.5 below;
5.3.5 Text simplified and wording amended to provide for the purchase and sale of shares and allow for the delegation of authority from the Board of Directors to the Executive Board as regards corporate transactions, as well as the creation of the Executive Board's corresponding authority to approve such transactions (Art. 14, XII and Art. 29, new IX, with the renumbering of the other clauses of Art. 29);
5.3.6 Amendment to Article 14, XIII, to provide for the Board of Directors' authority to periodically assess risk exposure and the effectiveness of the Company's risk management systems, internal controls, and integrity and compliance system, in line with best governance practices;
5.3.7 Inclusion of the authority, already exercised by the Board of Directors, to evaluate the Company's external auditors (Art. 14, XVII) and the heads of the corporate governance

office and the Audit and Compliance Office, as well as amendments to the wording to reflect the new name of the office, and to capitalize the word office (Art. 14, XVIII);

5.3.8 Inclusion of the authorities, already exercised by the Board of Directors and the Executive Board to, respectively, define the guidelines and prepare the Integrated Report (Art. 14, XXII; and Art. 29, XIV), with the consequent renumbering of the following clauses, as per applicable;

5.3.9 Amendments to the wording on the matters of acquisition and disposal of assets and, in the same section, consolidation of matters regarding the provision and contracting of guarantees in general (Art. 14, XXVI; and Art. 29, XV);

5.3.10 Transfer of the Board of Directors' residual authority to the Executive Board (deletion of Art. 14, XXIX and creation of Art. 29, XXIII);

5.3.11 Alignment of the authorities of the Board of Directors and the Executive Board to approve the contracting of loans and financing, in compliance with the consolidated debt limitations (Art. 14, XXVII and Art. 29, X);

5.3.12 Simplified wording and consolidation regarding the approval of the general principles to avoid conflict of interests and execution of transactions with related companies, and the actual execution of such transactions (Art. 14, new XXVIII, with the consequent exclusion of item XXIV of Art. 14 and §3 of Art. 14), as well as the Executive Board being given the authority to approve transactions with related companies, subject to parameters set by the Board of Directors (Art. 29, new XX);

5.3.13 Inclusion of Board of Directors' authority to approve subscription bonuses, within the authorized capital (Art. 14, new XXXI);

5.3.14 Inclusion of Board of Directors' authority to approve the internal regulations of the board and its Advisory Committees (Art. 14, new XXXIII), according to the practice already adopted;

5.3.12 Inclusion of Board of Directors' authority to annually evaluate and disclose the independence of its members (Art. 14, new XXXIV), according to the practice already adopted;

5.3.16 New item added, wording amended and consolidation in the same provision about the Executive Board's delegation of authority to appoint persons to entities in which Vale has a stake (transformation of §1 into a new item XXXVI of Article 14, with the exclusion of the former §2 of the same article), and wording amended in relation to the delegations of authority by the Board of Directors to the Executive Board (Article 29, new item XXII);

5.3.17 Consolidate the clauses that address the Executive Board's authority to establish the individual limits of authority for the members of the Executive Board and throughout the Company's hierarchy, excluding the obligation to inform the Board of Directors about the individual limits of authority (Art. 29, XIX, with the exclusion of former clause XX); and

5.3.18 Amendment to the wording on voting guidelines to establish that they must obey the criteria and limits established in the policies and standards, as well as providing for possible delegation (transformation of §1 of Art. 29 into a new item XXI).

### 5.4. Provisions about the Advisory Committees to the BD

5.4.1 Reduction from 7 to 5 permanent Advisory Committees, renamed to optimize their scope (Art. 15, main section), with the consequent adaptation of the new names of the Nomination Committee (Art. 11, §10, I) and Audit Committee (Art. 14, XVII, Art. 18, §1°, Art. 19, main section, title of subsection IV of Chapter IV, Art. 20, main section and V, new §§1 and 2, Art. 21 main section, Art. 22, and Art. 31, IV) in the Bylaws;
5.4.2 Amendment to make it clear that the foreseen creation is for non-permanent committees of the BD (Art. 15, §1);
5.4.3 Exclusion of the criterion of proven experience to be a Committee member (Art. 17);
5.4.4 New wording of main section of Art. 18 to provide that all members of the Committees must be members of the BD (exclusion of Art. 15, §3 and Art. 18, §1);
5.4.5 Amendment to the wording and inclusion of removal from office or resignation as hypotheses for terminating committee members' term of office (Art. 18, new sole paragraph);
5.4.6 Wording amendment (Art. 19, main section);
5.4.7 Change in the requirements for membership of the Audit Committee, which will now be composed exclusively of independent Directors (Article 20, II, with the exclusion of items I, III and §1 and renumbering of the other provisions), and wording amended to provide greater clarity regarding cases of prohibition to act as a member of the Audit Committee (Article 20, V); and
5.4.8 Inclusion of a provision to clarify that the scope of the Audit Committee is limited to the policies of its area of engagement and standardization of the name of the policy on transactions with related companies (Art. 21, VI).

### 5.5. Consolidation of the Bylaws to reflect the changes approved in the Meeting.

Furthermore, all the documents required by Law 6,404/1976 and the rules of the Securities and Exchange Commission of Brazil ("CVM") applicable to the matters on the Agenda, including de consolidated By-Laws, reflecting the proposed changes, were made available to the Company's shareholders on the Company's investor relations website and through the CVM's IPE System upon publication of the Call Notice.

## 6 - READING OF DOCUMENTS:

In compliance with the provisions of Article 45, paragraph 2, of Resolution 81, the consolidated synthetic voting map released to the market on 12.20.2022 was presented, and the results of each resolution were projected to the Shareholders. Furthermore, for the sake

of transparency and with the prior authorization of the representative of the depositary institution of the *American Depositary Receipts* representing Company-issued shares ("ADRs"), the Board also projected a map depicting the indication of both the votes cast via remote voting ballots and the total votes sent to the Company by the depositary institution of the ADRs ("ADR Depositary").

The following documents relating to the matters to be addressed at the Assembly were made available: **(i)** the publications of the Call Notice; ( **ii)** the Manual for Participation in the Meeting; **(iii)** the Management Proposal, including the draft proposal of the Bylaws and the table detailing the origin and justification of the proposed amendments, as provided in Article 12 of Resolution 81; **(iv)** the summarized minutes of the Board of Directors' meetings held on July 28, 2022 and October 27, 2022, which approved, respectively, cancellation of the shares issued by Vale and the proposed amendment to the Bylaws; and, **(v)** the Audit Committee's Opinion dated July 28, 2022 on the cancellation of shares. Therefore, the reading of these already public documents was waived by unanimous decision of the shareholders present. The Chair also presented to the shareholders present, pursuant to Resolution 81, the consolidated synthetic map with the results of the remote voting for the Meeting, disclosed by the Company on December 20, 2022.

## 07 - RESOLUTIONS:

**7.1.** By majority vote, the following editorial changes to the Company's Bylaws were approved: (i) Inclusion of the term "Brazilian" (Art. 1, main section); (ii) Inclusion of a provision on aerial survey (Art. 2, I), to meet the legal requirement; (iii) Specification of the country in which the Company's head office is located (Art. 3); (iv) Amendment to reflect the cancellation of 220,150800 common shares, approved by the Company's Board of Directors on July 28, 2022 (Art. 5, main section); (v) Change in the titles "Chief Executive Officer" to "President", Executive Officer(s) to Executive Vice President(s), and "Executive Board" to "Executive Committee", as the case may be (Art. 10, main section, §§1 to 4, Art. 14, I, II, III, IV, VII, VIII, X, XIV, XV, XVI, XX, XX, XXV, XXVI; Art. 23, main section, §§ 1 to 3; Art. 24, main section, §§ 1 to 4; Art. 25; Art. 26, main section and Sole Paragraph; Art. 27; Art. 28, main section, §§ 1 and 2; Art. 29, main section, I, VII, XVI, XXI; Art. 30, main section, I, II, IV, V,VI, VIII; Art. 31, main section and II; Art. 32, main section, §§2°, 3° and 4°; Art. 42, Art. 43; and heading of Section III of Chapter IV); (vi) Amendment of cross-references (Art. 10, §5) and wording (Art. 10, §6; Art. 27; and heading of Section II of Chapter IV). 27; and title of Section II of Chapter IV); and renumbering (Art. 13, main section); (vii) Standardization of the General Meeting nomenclature (Art. 11, §10, IV; Art. 14, XV, XVI and XXIX); (viii) Replacement of the term "financial integrity" with "integrity" (Art. 14, XX); (ix) Amendments to the wording, to update and replace the terms "environment" with "sustainability", and "labor safety" with "safety" (Art. 14, XXV and Art. 29, XV); (x) Amendment to the wording to standardize the nomenclature of external auditing (Art. 21, I); (xi) Amendment to the wording and adaptation to the new nomenclature of the

Company's departmental directorates (Article 29, I); (xii) Inclusion of the values of "social progress" and "respect" for the environment to ensure compliance of the general direction of Company business (Article 29, III), in line with Art. 14, VII; and (xiii) Capitalizing the term "Bylaws" and linking the deadline for the Fiscal Council's response to the financial statements to the corporate events calendar (Article 36, main section and Sole Paragraph); all as provided in the Management Proposal.

There were 3.270.624.241 votes for, 965.388 votes against, and 550.882.847 abstentions.

**7.2.** By majority vote, the following changes were approved at the meetings of the Board of Directors and the Executive Board: (i) Exclusion of the possibility of the Board of Directors appointing a substitute for a Board member in the event of temporary absence (Art. 11, §9); (ii) Wording amended and inclusion of (a) provision for electronic deliberation as one of the means for holding Board of Directors and Executive Board meetings; and, (b) provision that such board meetings may be held in a mixed form (Art. 12, §1 and Art. 26, main section); (iii) Possibility established for a Board member who is unable to participate in the meeting by the means provided for in the Bylaws to be considered present if he or she submits a written vote (Art. 12, §2); and (iv) Exclusion of the CEO's prerogative to decide individually on matters of collective authority and, consequently, of his duty to inform the Board of Directors about the exercise of such prerogative (Art. 28, §1, (iii) and §3); all as provided in the Management Proposal

There were 3.270.551.347 votes for, 983.835 votes against, and 550.937.294 abstentions.

**7.3.** By majority vote, the following changes to the powers of the Board of Directors and the Executive Board were approved: (i) Creation of the authority for approval of the Company's corporate and administrative policies, by the Board of Directors and the Executive Board respectively, in accordance with the practice already adopted (Article 14, V and Article 29, II). 29, II), as well as the exclusion of references to the approval of specific policies and the replacement of the terms "policy" with "guidelines" or "general guidelines" or "general principles" (Art. 14, IV, XIII, XIX, XXIII, XXV and Art. 29, XV, and exclusion of subitem XXIV of Art. 14), with the consequent renumbering of the following subitems, as per applicable; (ii) Text simplified (Art. 14, VII, IX and XXIII); (iii) Consolidation of provisions on entering into commitments, contracts and waiver of rights into a single provision (Art. 14, X and Art. 29 XVI with the consequent exclusion of the current clauses XXVIII and XXX of Art. 14 and Art. 29, XVII and XIX); (iv) Exclusion of the mention of share purchases (Art. 14, XI and Art. 29, VIII), which is now provided in the following item, according to item 3.5 below; (v) Text simplified and wording amended to provide for the purchase and sale of shares and allow for the delegation of authority from the Board of Directors to the Executive Board as regards corporate transactions, as well as the creation of the Executive Board's corresponding authority to approve such transactions (Art. 14, XII and Art. 29, new IX, with the

renumbering of the other clauses of Art. 29); (vi) Amendment to Article 14, XIII, to provide for the Board of Directors' authority to periodically assess risk exposure and the effectiveness of the Company's risk management systems, internal controls, and integrity and compliance system, in line with best governance practices; (vii) Inclusion of the authority, already exercised by the Board of Directors, to evaluate the Company's external auditors (Art. 14, XVII) and the heads of the corporate governance office and the Audit and Compliance Office, as well as amendments to the wording to reflect the new name of the office, and to capitalize the word office (Art. 14, XVIII); (viii) Inclusion of the authorities, already exercised by the Board of Directors and the Executive Board to, respectively, define the guidelines and prepare the Integrated Report (Art. 14, XXII; and Art. 29, XIV), with the consequent renumbering of the following clauses, as per applicable; (ix) Amendments to the wording on the matters of acquisition and disposal of assets and, in the same section, consolidation of matters regarding the provision and contracting of guarantees in general (Art. 14, XXVI; and Art. 29, XV); (x) Transfer of the Board of Directors' residual authority to the Executive Board (deletion of Art. 14, XXIX and creation of Art. 29, XXIII); (xi) Alignment of the authorities of the Board of Directors and the Executive Board to approve the contracting of loans and financing, in compliance with the consolidated debt limitations (Art. 14, XXVII and Art. 29, X); (xii) Simplified wording and consolidation regarding the approval of the general principles to avoid conflict of interests and execution of transactions with related companies, and the actual execution of such transactions (Art. 14, new XXVIII, with the consequent exclusion of item XXIV of Art. 14 and §3 of Art. 14), as well as the Executive Board being given the authority to approve transactions with related companies, subject to parameters set by the Board of Directors (Art. 29, new XX); (xiii) Inclusion of Board of Directors' authority to approve subscription bonuses, within the authorized capital (Art. 14, new XXXI); (xiv) Inclusion of Board of Directors' authority to approve the internal regulations of the board and its Advisory Committees (Art. 14, new XXXIII), according to the practice already adopted; (xv) Inclusion of Board of Directors' authority to annually evaluate and disclose the independence of its members (Art. 14, new XXXIV), according to the practice already adopted; (xvi)New item added, wording amended and consolidation in the same provision about the Executive Board's delegation of authority to appoint persons to entities in which Vale has a stake (transformation of §1 into a new item XXXVI of Article 14, with the exclusion of the former §2 of the same article), and wording amended in relation to the delegations of authority by the Board of Directors to the Executive Board (Article 29, new item XXII); (xvii) Consoliate the clauses that address the Executive Board's authority to establish the individual limits of authority for the members of the Executive Board and throughout the Company's hierarchy, excluding the obligation to inform the Board of Directors about the individual limits of authority (Art. 29, XIX, with the exclusion of former clause XX); and and, (xviii) Amendment to the wording on voting guidelines to establish that they must obey the criteria and limits established in the policies and standards, as well as providing for possible delegation (transformation of §1 of Art. 29 into a new item XXI); all as provided in the Management Proposal.

There were 3,270,367,940 votes for, 1,019,264 votes against, and 551,085,272 abstentions.

**7.4.** By majority vote, the following changes regarding the Advisory Committees to the Board of Directors were approved: (i) Reduction from 7 to 5 permanent Advisory Committees, renamed to optimize their scope (Art. 15, main section), with the consequent adaptation of the new names of the Nomination Committee (Art. 11, §10, I) and Audit Committee (Art. 14, XVII, Art. 18, §1°, Art. 19, main section, title of subsection IV of Chapter IV, Art. 20, main section and V, new §§1 and 2, Art. 21 main section, Art. 22, and Art. 31, IV) in the Bylaws; (ii) Amendment to make it clear that the foreseen creation is for non-permanent committees of the Board of Directors (Art. 15, §1); (iii)Exclusion of the criterion of proven experience to be a Committee member (Art. 17); (iv) New wording of main section of Art. 18 to provide that all members of the Committees must be members of the Board of Directors (exclusion of Art. 15, §3 and Art. 18, §1); (v) Amendment to the wording and inclusion of removal from office or resignation as hypotheses for terminating committee members' term of office (Art. 18, new sole paragraph); (vi) Wording amendment (Art. 19, main section); (vii) change in the requirements for membership of the Audit Committee, which will now be composed exclusively of independent Directors (Article 20, II, with the exclusion of items I, III and §1 and renumbering of the other provisions), and wording amended to provide greater clarity regarding cases of prohibition to act as a member of the Audit Committee (Article 20, V); and (viii) Inclusion of a provision to clarify that the scope of the Audit Committee is limited to the policies of its area of engagement and standardization of the name of the policy on transactions with related companies (Art. 21, VI); all as provided in the Management Proposal.

There were 3.270.386.323 votes for, 1.001.313 votes against, and 551.084.840 abstentions, including the written vote attached to these minutes.

**7.5.** By majority vote, the consolidated Bylaws reflecting the changes approved in this Meeting were approved, pursuant to Annex I to these minutes, which will be available on the Company's investor relations website and through the CVM's IPE System.

There were 3,270,417,379 votes for, 958,505 votes against, and 551,096,592 abstentions.

## 08 – TRANSCRIPTION AND PUBLICATION OF THE MINUTES:

The Shareholders who participated via Zoom are considered to have signed these minutes and the Shareholder Attendance Book, and their registration in the minutes was made by the Chair and Secretary of the Meeting, all pursuant to Article 47, §1 and §2 of Resolution 81. Under the terms of Article 9, §2 of the Bylaws, these minutes are drawn up as a

summary of the resolutions made and will be published excluding the signatures of the participating Shareholders.

**09 - CLOSING:**

With no further matters to discuss, the Chair drew the meeting to a close for the minutes to be drafted, which were duly signed by the Meeting Chair and Secretary, pursuant to Article 47, §1 and §2 of Resolution 81.

I certify that the minutes are a faithful copy of the original drawn up in the proper book.

Rio de Janeiro, December 21, 2022.

Maria Isabel dos Santos Vieira
**Secretary**

# ANNEX I
# BY-LAWS

## CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION

**Article 1** – Vale S.A., referred to in abbreviated form as "Vale" or "Company", is a Brazilian joint-stock company governed by the present By-Laws and by applicable legislation.

**Sole Paragraph** – With Vale's entrance to the special listing segment called the "Novo Mercado" of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), Vale, its shareholders, including controlling shareholders, administrators, Executive Vice Presidents and members of the Fiscal Council are subjected to the Listing Rules of the B3 Novo Mercado ("Novo Mercado Listing Rules").

**Article 2** - The purpose of the Company is:

**I.** the exploitation of mineral deposits in Brazil and abroad by means of research, including through aerial surveying, exploitation, extraction, processing, industrialization, transportation, shipment and commerce of mineral assets;

**II.** the building and operation of railways and the exploitation of own or third party rail traffic;

**III.** the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor;

**IV.** the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system;

**V.** the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts;

**VI.** the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever;

**VII.** constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related, accessory or instrumental to its business purpose.

**Article 3** - The head office and legal venue of the Company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, in the Federative Republic of Brazil, the Company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad.

**Article 4** - The term of duration of the Company shall be unlimited.

## CHAPTER II - CAPITAL AND SHARES

**Article 5 -** Vale's capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais), fully subscribed and paid-up, divided into 4,778,889,263 (four billion, seven hundred and seventy-eight million, eight hundred and eighty-nine thousand, two hundred and sixty-three) book-entry shares, of which R$77,299,999,823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three Reais and twelve cents) are divided into 4,778,889,251 (four billion, seven hundred and seventy-eight million, eight hundred and eighty-nine thousand, two hundred and fifty-one) common shares and R$176.88 (one hundred and seventy-six Reais and eighty-eight cents) are divided into 12 (twelve) special-class preferred shares, all without nominal value.

**§ 1 -** The shares are common shares and "special"-class preferred shares. Vale cannot issue other preferred shares.

**§ 2 -** The special-class preferred shares shall belong exclusively to the Federal Government and shall have the rights which are expressed and specifically attributed to these shares in these By-Laws.

**§ 3 -** Each common share and each special-class preferred share shall confer the right to one vote in decisions made at General Meetings, observing the provisions of § 4 below.

**§ 4 -** The special-class preferred shares will have the same political rights as the common shares, except with respect to voting for the election of members of the Board of Directors, which shall only be ensured to the special-class preferred shares in the events set forth in § **4** and § **5** of Article **141** of Law No. 6,404/76. The special-class preferred shares are also ensured the right to elect and dismiss one member of the Fiscal Council, and its respective alternate.

**§ 5** - The shareholder holding special-class preferred shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria:

a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders' equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;

b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter "a" above is ensured; and

c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.

**§ 6 –** Special-class preferred shares shall acquire full and unrestricted voting rights should the Company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of § 5 of **Article 5**.

**Article 6 -** The Company is authorized to increase its paid-up capital up to the limit of 7,000,000,000 (seven billion) common shares. Within the limit authorized in this Article, the Company, as a result of decision by the Board of Directors, may increase its paid-up capital independently of amendment to its By-Laws, through the issue of common shares.

**§ 1 -** The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.

**§ 2 -** At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into common shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law No. 6.404/76, may be rescinded or have its exercise period reduced.

**§ 3 -** Provided that the plans approved by the General Meeting are complied with, the Company shall be entitled to delegate the option of common share purchase to its administrators and employees, with common shares held in Treasury or by means of the issuance of new shares, excluding the shareholders' preemptive right.

**Article 7** - The special class share shall possess a veto right regarding of the following subjects:

**I** - change of name of the company;

**II** - change of location of the head office;

**III** - change of the corporate purpose with reference to mineral exploitation;

**IV** - the winding-up of the Company;

**V** - the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the Company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals;

**VI** - any alteration of the rights assigned to the types and classes of the shares issued by the Company in accordance with the prescriptions set forth in the present By-Laws;

**VII** - any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws.

## CHAPTER III - GENERAL MEETING

**Article 8** - The Shareholders' General Meeting shall be held, on an ordinary basis, within the first four months following the end of the fiscal year and, on an extraordinary basis, whenever called by the Board of Directors.

**§ 1 -** An Extraordinary Shareholders' General Meeting shall be competent to discuss the subjects specified in Article 7.

**§ 2** - The holder of the special-class share shall be formally requested by the Company to attend for the purpose of discussing the subjects specified in **Article** 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given.

**§ 3** - Should the holder of the special-class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in **Article 7** shall be deemed as having been approved by the holder of the said special class.

**Article 9** - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the Company, and the Secretary shall be appointed by the Chairman of the Meeting.

**§ 1** - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by another director or by a person specially appointed by the Chairman of the Board of Directors.

**§ 2** – The minutes of the General Meetings shall be recorded as a summary of the resolutions taken and shall be published, omitting the signatures of the shareholders present, pursuant to legislation in force. In addition, the minutes shall be signed by the number of shareholders required to constitute the majority needed to approve the matters reviewed.

## CHAPTER IV - ADMINISTRATION

**Article 10** - The Board of Directors and the Executive Committee (new name for the Executive Board) shall be responsible for the administration of the Company.

**§ 1** - The investiture of the members of the Board of Directors and Executive Committee shall be conditional on signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in Article 53,

in the Minute Book of the Board of Directors or Executive Committee, as applicable, as well as in compliance with the applicable legal requirements.

**§ 2 -** The term of office of the members of the Board of Directors and the Executive Committee shall be extended until their respective successors have taken office.

**§ 3** - The positions of Chairman of the Board of Directors and Company's President or the Company's main executive may not be held by the same person.

**§ 4** - The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties. The Board of Directors shall apportion the remuneration fixed by the General Meeting among its members and the Executive Committee.

**§ 5 -** The Board of Directors shall be supported by advisory bodies, denominated Committees, regulated as set forth in **Articles 15 *et seq.* of Section II – Advisory Committees** hereinafter.

**§ 6 -** The members of the Board of Directors and the Executive Committee shall exercise their duties based on the highest principles of ethics, aiming to advance the best interests of Vale and its shareholders, as well as respect for the environment and the sustainable development of the communities in which the company operates.

## SECTION I - BOARD OF DIRECTORS

### Subsection I - Composition

**Article 11 -** The Board of Directors, a joint decision-making body, shall be elected by the General Meeting, as set forth in this article, and shall be formed of a minimum of 11 (eleven) and a maximum of 13 (thirteen) members and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

**§ 1 -** The unified term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.

**§ 2 -** From among the members of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the Company.

**§ 3 -** Of the members of the Board of Directors, at least seven (7) shall be independent directors (as defined in § 4 of this article), and the classification of the nominated members to the Board of the Directors as independent directors shall be voted on in the General Meeting that elected them. Members elected pursuant to the provisions of **Article 141**, **§ 4** and **§ 5** of Law No. 6,404/76 shall also be regarded as independent, in the event there is a controlling shareholder.

**§ 4** - For the purposes of this article, the following shall be deemed independent directors: (i) those so defined in the Novo Mercado Listing Rules; and (ii) those who do not hold a direct or indirect share above 5% (five percent) of the Company's capital stock or a formal or stated tie with a shareholder who holds a direct or indirect share above 5% (five percent) of the Company's capital stock. In any event, anyone who has held five (5) terms of office, or spent 10 (ten) years, consecutively or not, as a director of the Company will not be deemed an independent director.

**§ 5 -** The Chairman and the Vice-Chairman of the Board of Directors shall be individually elected by the General Meeting, subject to Article 10, § 3.

**§ 6** - If the elected Chairman is not an independent director, the elected independent members shall appoint an independent director with the duties described in §6 of this article; even if the Chairman is an independent director, the Board of Directors may proceed with this appointment. The director appointed pursuant to this paragraph shall act, in alignment with the Investor Relations area, as an alternate contact for the shareholders, as well as in support of the Chairman of the Board of Directors and as an element for connection and mediation between the Chairman and the other directors, in all cases without an individual decision-making role; the internal rules of the Board of Directors may regulate this position, considering the limits established herein. This independent director shall always report interactions had directly with shareholders to the Board of Directors, in order to keep informational unity within the Board of Directors.

**§ 7** - The Board of Directors shall be represented externally by its Chairman, or by a director and for the purposes indicated by the Chairman.

**§ 8 -** In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman. Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective replacements in the first General Meeting to be held after the vacancy.

**§ 9 -** In cases of (i) impediments; or (ii) vacancy in the position of director; the remaining directors may, at their discretion, with the exception of the provisions in §§ 3 and 12 of this article, appoint the replacement, who shall serve until the first General Meeting. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.

**§ 10** – Except for the right to use the separate vote described in §§4 and 5 of article 141 of Law No. 6,404/76, in the event there is a controlling shareholder, subject to §§ 11 and 12 of this article, and/or a request to adopt the multiple vote regime, the election shall follow the following process:

**I.** Based on a reasoned proposal of the Appointments and Governance Committee, the Board of Directors shall approve, at least five (5) days prior to notice of a General Meeting that will elect the new board, according to the disclosed calendar of corporate events, a list of candidates to the board with a number corresponding to at least the proposal for composition in that term of office, respecting the limits of the By-Laws, and always considering the candidate's availability for the position in terms of time, including considering the duties of simultaneous exercise of similar duties with other entities, especially publicly-traded companies;

**II.** The list mentioned in item I above shall be disclosed at least 5 (five) days prior to the date of disclosure of management's proposal and the Absentee Ballot;

**III.** The candidates named on the list referred to in item II above, as well as any candidates whose inclusion in the Absentee Ballot is requested on a timely basis in accordance with the rules established by the CVM, shall have their names submitted to the General Meeting;

**IV.** Each candidate on the list submitted to the General Meeting by the Board of Directors, as well as any separate candidate submitted by the date of the Meeting, shall be subject to individual voting;

**V.** If a separate vote is requested, if applicable, the election referred to in this § 10 shall be for the other directors, except for the provision in § 2 of this article.

**§11 -** If the Board of Directors is elected under the multiple vote regime, as established in **Article 141** of Law No. 6,404/76, the Chairman of the General Meeting shall inform those shareholders present that the common shares which elected a member of the Board of Directors, by means of a separate vote in accordance with **§ 4** and **§ 5** of **Article 141** of Law No. 6,404/76, when applicable, will not participate in the multiple vote regime and will not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.

**§ 12 -** With the exception of members elected by means of separate vote, respectively, by the employees of the Company (and his/her respective alternate) and by the holders of common and/or preferred shares, under **§ 4** and **§ 5** of **Article 141** of Law No. 6,404/76, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, elected through the multiple vote system by the General Meeting, shall result in the removal of the other members of the Board of Directors also elected through the multiple vote system, and consequently a new election shall be held; in other cases of vacancy the provisions in § 9 shall apply, in which case the remaining directors may appoint the replacement until the first General Meeting, which shall elect the whole Board.

**Subsection II – Workings**

**Article 12** - The Board of Directors shall meet on an ordinary basis at least 8 (eight) times a year and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by 1/3 (one third) of directors acting together.

**§1** - The meetings of the Board of Directors shall be held at the Company's headquarters or at offices of the Company, but, under exceptional circumstances, may be held at a different location, or by teleconference, videoconference, electronic deliberation, or other means of communication that could ensure effective participation of its members, information security and authenticity of vote. Meetings shall also be permitted where Board Members participate by a combination of one or more of the means mentioned above.

**§2** - Any member of the Board of Directors that cannot participate in the meeting by the means established in §1 above will be considered present at the Board of Directors' meeting if he or she votes on the matters listed on the agenda by means of written statement submitted to the Chairman of the Board in advance or by the end of the meeting

**Article 13** - Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members.

**Sole Paragraph -** The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.

**Subsection III – Responsibilities**

**Article 14** - The Board of Directors shall be responsible for:

**I.** electing, evaluating and removing, at any time, the Company President and Executive Vice Presidents, and assigning functions to them;

**II.** distributing the remuneration established by the General Meeting among its members and those of the Executive Committee;

**III.** assigning the functions of Investor Relations to an Executive Vice President;

**IV.** approving the guidelines relating to selection, evaluation, development and remuneration of members of the Executive Committee;

**V.** defining the bundle of Corporate Policies of the Company and approving the preparation, revision or revocation of those policies;

**VI.** establishing the general guidance of the business of the Company, its wholly owned subsidiary companies and controlled companies, considering safety of people, social progress and respect for the environment;

**VII.** approving the purpose, strategic guidelines and the strategic plan of the Company submitted by the Executive Committee, in the case of the strategic guidelines and strategic plan, on an annual basis, as well as acting

as guardian for execution of the approved strategy and its tie to the Company's purpose;

**VIII.** approving the Company's annual and multi-annual budgets, submitted to it by the Executive Committee;

**IX.** monitoring and evaluating the economic and financial performance of the Company, considering Vale's performance in its sustainability initiatives;

**X.** approving investments and/or divestiture opportunities, executing agreements, contracts and waiving rights submitted by the Executive Committee which exceed the limits established for the Executive Committee as defined by the Board of Directors, with the exception of the provision in item XII, below;

**XI.** issuing opinions on operations relating to merger, split-off, incorporation in which the Company is a party;

**XII.** with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in, acquisition of, sale of or removal directly or indirectly from the capital of other companies or organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, in all cases that surpass the limits of authority of the Executive Committee established by the Board of Directors;

**XIII.** approving the general guidelines for risk management of the Company, as well as periodically reviewing the Company's exposure to risks and the efficacy of the Company's risk management systems, internal controls and integrity and conformity system;

**XIV.** approving the issuance and the cancellation of simple debentures, not convertible into share and without collateral proposed by the Executive Committee, as well as the issuance and the cancellation of debentures convertible into shares, within the limit of the authorized capital;

**XV.** calling General Meetings and approving the accounts of the Executive Committee, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;

**XVI.** approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Committee, to the later direction to the appreciation of the Ordinary General Meeting;

**XVII.** selecting, assessing, removing and setting the scope of work for external auditors of the Company, in each case based on the Audit and Risks Committee's recommendation, and observing applicable legislation;

**XVIII.** appointing, assessing and removing the persons responsible for the General Corporate Governance Office and the Audit and Compliance Office, who shall report directly to the Board of Directors;

**XIX.** approving the general principles and the annual audit plan of the Company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures;

**XX.** overseeing the management of the members of the Executive Committee and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the integrity of the Company;

**XXI.** acting as guardian of the model and practices of corporate governance, including, but not limited to, approval of changes to the corporate governance rules, the process of rendering of accounts and the process of disclosure of information;

**XXII.** defining the guidelines for the Executive Committee's preparation of the Integrated Reporting, in line with best practices;

**XXIII.** acting as guardian of the Company's culture, ensuring its ownership with respect to the strategic guidelines, supporting the advancement of modernizing initiatives, when necessary;

**XXIV.** approving the Code of Conduct of the Company to be observed by all administrators and employees of the Company, its subsidiaries and

controlled companies, as well as acting as a guardian of the company's commitments related to human rights

**XXV.** approving general principles relative to the corporate responsibility of the Company, mainly those related to: sustainability, health, safety, and social responsibility of the Company, proposed by the Executive Committee;

**XXVI.** establishing authority for the Executive Committee in relation to the purchase of, sale of and placing of liens on fixed and intangible assets, provision of guarantees and for the constitution of encumbrances, as well as approving operations that surpass the limits of authority established for the Executive Committee, pursuant to the provisions set forth in Article 7 of the present By-Laws;

**XXVII.** approving the contracting of loans and financing that exceed the consolidated debt limitations, as defined in the delegation of authority policy;

**XXVIII.** approving general principles to avoid conflicts of interest and for executing transactions with related companies, as well as transactions of such nature that exceed the limits of authority of the Executive Committee established by the Board of Directors. Transactions with related companies must be executed in commutative market conditions, with it being understood that members with potentially conflicting interests must be excluded from participating in any decision-making process;

**XXIX.** expressing its opinion regarding any matter to be submitted to the General Meeting;

**XXX.** authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale;

**XXXI.** approving the issue of subscription bonuses, limited to the authorized capital amount

**XXXII.** approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions;

**XXXIII.** approving internal rules of the Board of Directors and Advisory Committees;

**XXXIV.** reviewing and reporting annually who the independent members of the Board are, as well as, with the same frequency, indicating and justifying any new circumstances that may alter their condition of independence;

**XXXV.** preparing and disclosing a substantiated opinion on any tender offer to purchase the Company's shares, disclosed fifteen (15) days before the publication of the tender offer notice, which opinion shall address, at least: (a) the benefit and opportunity of the tender offer with respect to the interest of Vale and all of Vale's shareholders, including with respect to the price and liquidity of the securities owned by them; (b) the strategic plans disclosed by the offeror in relation to the Company; (c) alternatives to accepting the tender offer available in the market; (d) other matters that the Board of Directors deems appropriate, as well as any information required by applicable rules of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM). The opinion referred to above must include a substantiated opinion in favor of or against acceptance of the tender offer for share purchase, advising that it is each shareholder's responsibility to make a final decision about such acceptance; and,

**XXXVI.** appointing, as submitted by the Executive Committee, the persons who shall form part of the administrative, advisory and audit bodies of those companies and organizations in which the Company participates, directly or indirectly, with the authority to delegate powers to the Executive Committee for such purpose.

## SECTION II - ADVISORY COMMITTEES

**Article 15 -** The Board of Directors, shall have, on a permanent basis, 5 (five) advisory committees, denominated as follows: Capital Allocation and Projects Committee, Audit and Risks Committee, Appointments and Governance Committee, Personnel and Compensation Committee, and Sustainability Committee.

**§ 1 -** The Board of Directors, at its discretion, may also establish, for its consulting support, non-permanent committees to fulfill tasks beyond those set forth for the permanent committees as set forth in the head paragraph of this Article.

**§ 2** - The members of the committees shall be remunerated as established by the Board of Directors, observing the provisions of **Article 10, §4** above.

### Subsection I – Mission

**Article 16** - The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions.

### Subsection II – Composition

**Article 17** - The members of the committees shall have experience and technical skills in relation to matters that are the object of the respective committee's responsibility and shall be subject to the same legal duties and responsibilities as the administrators.

**Article 18** - The Board of Directors shall appoint, among its members, the Coordinators and other members of the committees, being respected the provisions of Art. 20 below regarding the appointment of the Audit and Risks Committee members.

> **Sole Paragraph -** The term of management for the members of the committees shall begin upon signing the instrument of investiture, and shall be effective until (i) the end of the unified management term of the members of the Board of Directors, with reappointment permitted, or (ii) their removal by the Board of Directors or resignation, which can occur at any time.

### Subsection III – Workings and Responsibilities

**Article 19 -** Standards relating to the workings and responsibilities of the committees shall be defined by the Board of Directors and the specific Internal Rules of each committee; the provisions of Subsection IV below shall be observed with respect to the Audit and Risks Committee.

> **§ 1 -** The committees established within the Company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval.

> **§ 2 -** Except if required by applicable legislation or regulations, the committees' reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors.

### Subsection IV – Audit and Risks Committee

**Article 20** - The Audit and Risks Committee, the advisory board tied to the Board of

Directors, is comprised of at least three (3) members, respecting the following requirements:

**I** - the members must be independent directors of the Company;

**II** - at least one (1) member must have recognized experience in corporate accounting matters, under the terms of the applicable regulations and will be given the title of Financial Specialist at the time of his appointment; and

**III** - the following are not allowed to be members of the Audit and Risks Committee: officers of the Company, officers of its controlled companies, of its controlling shareholder, if there is one, of associated companies or of companies under common control, either directly or indirectly.

**§1** - To be considered independent, the member of the Audit and Risks Committee must obey the independence criteria set forth in applicable regulations and legislation and in the Internal Rules of the Audit and Risks Committee.

**§2** - The duties of the Audit and Risks Committee Coordinator shall be defined in its Internal Rules, approved by the Board of Directors.

**Article 21 -** The Audit and Risks Committee is responsible for, among other matters:

**I** - providing its opinion and assistance to the Board of Directors in the hiring, compensation and removal of external auditor services and other services that may be provided by the Company's external auditors;

**II** - evaluating and monitoring the quality and integrity of quarterly information, intermediary statements and financial statements;

**III** - supervising the work of internal audit, the area of internal controls and the area responsible for preparing the Company's financial statements;

**IV** - monitoring the quality and integrity of the internal control mechanisms and the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements that were not foreseen in the structure of the usual reports on financial statements;

**V** - evaluating and monitoring the Company's risk exposure;

**VI** - evaluating, monitoring and recommending to management the correction or improvement of the Company's internal policies related to its scope of

activities, including the policy on related party transactions;

**VII** - ensuring that the Company has procedures to be used to receive, process and handle accusations, complaints and information about (a) non-compliance with legal and normative provisions applicable to the Company, in addition to internal regulations and codes, (b) accounting issues, (c) internal controls, and (d) audit matters; as well as ensuring specific procedures to protect the whistleblower's identity and the confidentiality of the information;

**VIII** - supervising and evaluating the work of the external auditors, in order to evaluate their independence, the quality of services provided and the suitability of services provided related to the needs of the Company, and telling the Company's management at any point to retain compensation of the external auditors; and

**IX** - mediate any disagreements between management and internal and external auditors regarding the Company's financial statements, problems or difficulties found by the auditors during the audit process, and disagreements with management regarding accounting principles and related matters.

**Article 22 -** For adequate performance of its duties, the Audit and Risks Committee may decide to engage services of lawyers, consultants and analysts, as well as other resources that may be necessary for the performance of its duties, observing the budget proposed by the Audit and Risks Committee and approved by the Board of Directors.

## SECTION III - EXECUTIVE COMMITTEE

### Subsection I – Composition

**Article 23** - The Executive Committee is the statutory body for the executive management and representation of the Company, and its members shall fulfill the duties and have the authorities of the Executive Board, according to Chapter XII of Law 6.404/76. The Executive Committee shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the President and the others Executive Vice Presidents.

**§ 1 -** The President shall submit to the Board of Directors the names of candidates for the Executive Committee with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove.

**§ 2 -** The members of the Executive Committee shall have their individual duties defined by the Board of Directors.

**§ 3 -** The management term of the members of the Executive Committee shall be 3 (three) years, and re-election shall be permitted.

**Subsection II – Workings**

**Article 24** - The President and other members of the Executive Committee shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the President and other Executive Vice Presidents shall be as follows:

**§ 1 -** In the case of an impairment which temporarily impedes the President from performing his respective duties, the Financial Vice President shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of President, provided that the Board of Directors ratifies such replacement. In the case of the President's temporary absence or leave due to extraordinary circumstances, the President shall designate his own substitute, who shall assume all his legal, statutory, and regulatory rights and responsibilities.

**§ 2 -** In the case of an impairment which temporarily impedes an Executive Vice President from performing his respective duties or in the case of a Vice President's temporary absence or leave due to extraordinary circumstances, such Vice President shall be replaced, in accordance with the President's nomination, by any of the other Vice President, and such nominated Vice President shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive Vice President, excluding voting rights at Executive Committee meetings, for the duration of the temporarily impaired or absent Executive Vice President's term.

**§ 3 -** Should there be a permanent vacancy in the position of Executive Vice President, the President shall select a substitute officer and submit such officer's name to the Board of Directors who shall appoint such substitute

officer to complete the remaining term of the vacant Executive Vice President.

**§ 4 -** Should there be a permanent vacancy in the position of the President, the Financial Vice President shall replace the President and shall assume the duties, rights, and responsibilities of both the President and the Financial Vice President, until the Board of Directors holds an election to fill the position of President.

**Article 25 -** In respect of the limits established for each member of the Executive Committee, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Vice President, shall be taken by himself or in conjunction with the President, in matters or situations pre-established by the latter.

**Article 26 -** The Executive Committee shall meet on an ordinary basis once every fifteen days and extraordinarily whenever called by the President or his substitute, at the headquarters or Company office, or by teleconference, videoconference, electronic deliberation, or other means of communication that could ensure effective participation, information security and authenticity of the vote. Meetings shall also be permitted in which members of the Executive Committee may participate by a combination of one or more of the above means.

**Sole Paragraph -** The President shall convene an extraordinary meeting by virtue of the request of at least 3 (three) members of the Executive Committee.

**Article 27** - The meetings of the Executive Committee shall only begin with the presence of the majority of its members.

**Article 28 -** The President shall chair the Executive Committee meetings in order to prioritize consensual approvals amongst its members.

**§ 1 -** When there is no consent among members of the Executive Committee, the President may (i) withdraw the issue from the agenda, or (ii) attempt to form a majority, with the use of his casting vote.

**§ 2 -** Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the Company shall be taken by majority vote, considered to be all members of the Executive Committee, provided that the favorable vote of the President is included therein.

**Subsection III – Responsibilities**

**Article 29** - The Executive Committee shall be responsible for:

**I** - approving the creation and elimination of Departments subordinated to each member of the Executive Committee;

**II** - monitor the preparation or revision of Company Corporate Policies, reviewing and issuing recommendations to the Board of Directors regarding such proposals, approving Company Administrative Policies, and executing the approved policies. Notwithstanding, the Executive Committee may also submit to the Board of Directors proposals to edit, create or exclude Corporate Policies;

**III** - complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors, protecting the safety of people, social progress and respect for the environment in all places where the Company operates;

**IV** - preparing and submitting to the Board of Directors, the Company's purpose, strategic guidelines and the strategic plan, in the case of the latter two, on an annual basis, considering socioenvironmental issues and executing the approved strategic plan;

**V** - preparing and submitting the Company's annual and multi-annual budgets to the Board of Directors, and executing the approved budgets;

**VI** - planning and steering the Company's operations and reporting the Company's economic and financial performance, as well as Vale's performance in its sustainability initiatives, to the Board of Directors, and producing reports with specific performance indicators;

**VII** - identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Committee as defined by the Board of Directors, and executing the approved investments and/or divestitures;

**VIII** - identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the Company is a party, and conducting approved operations;

**IX -** subject to the provisions in items **XI** and **XXVIII** of Art. 14 of these Bylaws, to deliberate about the incorporation of companies or their

transformation into another type of company, participation, disposal or withdrawal, direct or indirectly, in the capital of other companies or organizations, through the exercise of the right of withdrawal, the exercise or waiver of preemptive rights in the subscription and acquisition, direct or indirectly, of equity interests, or any other form of participation or withdrawal permitted by law, all within the limits established by the Board of Directors;

**X -** approving the contracting of loans and financing within the consolidated debt limitations established by the Board of Directors;

**XI -** submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and with no security interest;

**XII** - defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of Company dividends and, when necessary, the capital budget;

**XIII** - preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting;

**XIV** - prepare the Company's Integrated Report, in line with the guidelines established by the Board of Directors;

**XV** - submitting to the Board of Directors the general principles relative to corporate responsibility, such as sustainability, health, safety and social responsibility of the Company;

**XVI** - to deliberate on the acquisition, alienation of fixed and intangible assets, and the rendering and contracting of guarantees in general, including the encumbrance of fixed and intangible assets and investments and the constitution of security interests, in an amount equal or less than the amount established by the Board of Directors, in compliance with the provisions of **Art.** 7 of these Bylaws;

**XVII** - authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the Company, and the waiving of rights and execution of transactions of any kind, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards of the Executive Committee established by the Board of Directors;

**XVIII** - authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad;

**XIX** - establishing, based on the limits of authority fixed for the Board of Directors for the Executive Committee, the individual limits of authority of the members of the Executive Committee and throughout the entire hierarchy of whole of the Company's organization;

**XX** - to deliberate on transactions with related companies within the limits of authority set by the Board of Directors, with due regard for the provisions in item **XXVIII** of **Art. 14**;

**XXI** - to establish the voting guidelines to be followed by its representatives at the General Meetings, or their equivalents at the companies and organizations in which the Company participates, directly or indirectly, respecting the criteria and limits established in the Company's policies and internal rules, with the option to delegate;

**XXII** – to recommend for deliberation by the Board of Directors, persons who shall form part of the administrative, consultant and audit bodies of those companies and organizations in which the Company participates directly or indirectly, as well as to deliberate on the appointments delegated by the Board of Directors;

**XXIII** – to deliberate on any matters that are not of the exclusive competence of the General Meeting and the Board of Directors, pursuant to these Bylaws and the legislation in force.

**Article 30** - The responsibilities of the President are to:

**I** - take the chair at meetings of the Executive Committee;

**II** - exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Vice Presidents, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;

**III** - coordinate and supervise the activities of the business areas and units that are directly subordinated to him;

**IV** - select and submit to the Board of Directors the names of candidates for Executive Vice President posts to be elected by the Board of Directors, and also to propose the respective removal;

**V** - coordinate the decision-making process of the Executive Committee, as provided for in **Article 28** of **Subsection II – Workings**;

**VI** - nominate, whom among the members of the Executive Committee shall substitute an Executive Vice President in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Article 24 of Subsection II – Workings;

**VII** - keep the Board of Directors informed about the activities of the Company;

**VIII** - together with the Executive Vice Presidents, prepare the annual report and draw up the balance sheet.

**Article 31** - The Executive Vice Presidents are to:

**I** - organize the services for which they are responsible;

**II** - participate in Executive Committee meetings, contributing to the definition of the policies to be followed by the Company and reporting on matters of the respective areas of supervision and coordination;

**III** - comply with and ensure compliance with the policy and general guidance of the Company's business laid down by the Board of Directors, each Executive Vice President being responsible for his business units and specific area of activities;

**IV** - contract the services described in **Article 22**, in compliance with determinations of the Audit and Risks Committee.

**Article 32** - The Company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Committee, or by 2 (two) proxies established in accordance with § **1** of this Article, or by 1 (one) proxy jointly with one member of the Executive Committee.

**§ 1** - Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which shall be specified the powers granted and the term of validity of powers of attorney.

**§ 2** - The Company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney "ad judicia" or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Committee.

**§ 3** - In the case of commitments assumed abroad, the Company may be represented by a single member of the Executive Committee, or by an attorney in-fact with specific and limited powers according to the present By-Laws.

**§ 4** - Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Vice President responsible for Investor Relations, or by proxy as established in **§ 1** of this Article.

## CHAPTER V - FISCAL COUNCIL

**Article 33** - The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) principal members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration.

**Sole Paragraph** – The investiture of the members of the Fiscal Council shall be conditional on the prior signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in **Article 53**, as well as to meeting the applicable legal requirements.

**Article 34 -** The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted.

**Article 35** - In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates.

**Article 36** – The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members.

**Sole Paragraph** - The members of the Fiscal Council shall provide, their analysis of the management report and the financial statements, in a timely manner so as to allow the Company to comply with the annual calendar of corporate events disclosed to the market.

## CHAPTER VI - COMPANY PERSONNEL

**Article 37** - The Company shall maintain a social security plan for its employees administered by a foundation established for this purpose, in compliance with the provisions of prevailing legislation.

## CHAPTER VII - FISCAL YEAR AND DISTRIBUTION OF PROFITS

**Article 38** - The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared.

**Article 39** - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting.

**Sole Paragraph** - The amount of the interest, paid or credited in the form of interest on stockholders' equity in accordance with the prescriptions of Article 9, § 7 of Law No. 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the special-class preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the Company.

**Article 40** - The proposal for distribution of profit shall include the following reserves:

**I.** Tax Incentive Reserve, to be constituted in accordance with the fiscal legislation in force;

**II.** Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the Company's purpose, in an amount not

greater than 50% (fifty percent) of distributable net profit up to a maximum of the Company's share capital.

**Article 41** - At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.

**Article 42** - At the proposal of the Executive Committee, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders' equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.

**Article 43 -** The dividends and interest on stockholders' equity mentioned in the **Sole Paragraph** of **Article 39** shall be paid at the times and at the places specified by the Executive Committee, those not claimed within 3 (three) years after the date of payment reverting in favor of the Company.

## CHAPTER VIII — SALE OF CONTROL AND EXIT FROM THE NOVO MERCADO

**Article 44** - The direct or indirect sale of control of the Company, whether through a single transaction or through a series of transactions, shall be undertaken pursuant to the condition that the purchaser of control undertakes to conduct a tender offer to purchase common shares, the object of which is shares issued by the Company and owned by the other common shareholders of the Company, in compliance with the terms and conditions provided for under applicable law, regulations in effect and the Novo Mercado Listing Rules, so as to ensure them equal treatment as that given to the selling controlling shareholder.

**Article 45** - For the purposes of these By-Laws, the following capitalized terms will have the following meanings:

"Group of Shareholders" means a group of persons tied together by a voting agreement with any person (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), or which represents the same interest as the shareholder, which may subscribe for and/or acquire shares of the Company. Among the examples of a person representing the same interest as the shareholder, which may subscribe for and/or acquire shares of the Company, is any person (i) who is directly or indirectly controlled or managed by such shareholder, (ii) who controls or manages, in any way, the shareholder, (iii) who is directly or indirectly

controlled or managed by any person who directly or indirectly controls or manages such shareholder, (iv) in which the controller of such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, (v) in which such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, or (vi) who directly or indirectly holds an equity interest equal to or higher than thirty percent (30%) of the shareholder's capital stock.

"Economic Value" means the value of the Company and of its shares as may be determined by a valuation firm using recognized methodology or based on other criteria as may be defined by the CVM.

**Article 46** - Any person, shareholder or Group of Shareholders who acquires or becomes, or has become, by any means, the holder of an amount equal to or greater than 25% (twenty-five percent) of the Company's total issued common shares or of its total capital stock, excluding shares held in treasury, shall, within thirty (30) days after the date of acquisition or the event resulting in the ownership of shares in an amount equal to or greater than the aforementioned limit, make or request the registration of, as the case may be, a tender offer for all common shares issued by the Company (*oferta pública para aquisição*, or "OPA"), in compliance with applicable CVM and B3 regulations and the terms of this Article.

**§ 1 -** The OPA shall be (i) addressed equally to all shareholders holding common shares issued by the Company, (ii) made in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of § 2 below, and (iv) paid in cash in Brazilian currency for the acquisition of the Company's common shares issued in the OPA.

**§ 2** - The minimum purchase price in the OPA of each common share issued by the Company shall be equal to the greater of:

(i) the Economic Value determined in an appraisal report;

(ii) 120% of the weighted average unit price of the common shares issued by the company during the period of 60 (sixty) trading sessions prior to the OPA; and

(iii) 120% of the highest price paid by the purchasing shareholder during the 12 (twelve) months before the purchasing shareholder attained a significant equity interest.

§ **3** - The OPA referred to in the head paragraph of this Article shall not exclude the possibility of another shareholder of the Company or, as the case may be, the Company itself, formulating a competing OPA, pursuant to the applicable regulations.

§ **4** - The person, shareholder or Group of Shareholders shall be required to comply with any standard requests or requirements of the CVM and B3 related to the OPA, within the deadlines set forth in the applicable regulation.

§ **5** - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the Company in an amount equal to or greater than 25% (twenty-five percent) of the total common shares issued by the Company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the ownership of such rights related to shares in an amount equal to or higher than 25% (twenty-five percent) of the total common shares issued by the Company or of the total capital stock, excluding the shares held in treasury, make or request the registration, as the case may be, of an OPA, as described in this **Article 46**.

§ **6** - The obligations set forth in Article 254-A of Law No. 6,404/76 and in **Article 44** hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this Article.

§ **7** - The provisions of this **Article 46** are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale or (c) the subscription of Vale's shares, made in a single primary issuance approved at a General Meeting of the Company convened by the Board of Directors, and which proposal of capital increase has determined the issue price of the shares based on an Economic Value obtained from an economic and financial appraisal report of the Company prepared by an expert institution or firm with proven experience in the appraisal of publicly held companies.

§ **8** - Involuntary increases of equity interest resulting from the retirement of treasury stock, repurchase of shares or reduction of the Company's capital stock through the retirement of treasury stock shall not be included in the calculation of the percentage set forth in the head paragraph of this article.

**§ 9** - If the CVM regulation applicable to the OPA set forth in this article provides for the adoption of a criterion for determining the OPA acquisition price of each share issued by the Company that results in an acquisition price higher than the acquisition price established under § 2 above, the acquisition price in the OPA set forth in this article shall be that determined pursuant to the terms of the CVM regulation.

**Article 47** - In the event that any person, shareholder or Group of Shareholders fails to comply with the obligation of making a tender offer in accordance with the rules, proceedings and provisions set forth in this Chapter (the "Defaulting Shareholder"), including with respect to compliance with the deadlines for making and requesting registration of such offering, or compliance with potential requests by CVM:

**(i)** the Board of Directors of the Company shall convene an Extraordinary Shareholders' Meeting, in which the Defaulting Shareholder shall not be entitled to vote, to decide upon the suspension of the exercise of the rights of the Defaulting Shareholder, in accordance with Article 120 of Law No. 6,404/76; and

**(ii)** in addition to the obligation of making a tender offer under the terms set forth herein, the Defaulting Shareholder shall be required to cause the acquisition price of each of the Company's common shares in such tender offer to be fifteen percent (15%) higher than the minimum acquisition price determined for such tender offer.

**Article 48 -** The Company shall not register any transfer of common shares to the purchaser or to any person(s) who acquire(s) control until such person(s) have complied with the provisions set forth in these By-Laws, subject to the provisions of **Article 46**.

**Article 49 -** No shareholders' agreement that provides for the exercise of control may be filed at the Company's headquarters unless the signatories thereof have complied with the provisions set forth in these By-Laws, subject to the provisions of **Article 46**.

**Article 50 -** Cases not expressly addressed in these By-Laws shall be resolved by the General Meeting and in accordance with Law No. 6,404/76, respecting the Novo Mercado Listing Rules.

**Article 51** - Vale's exit from the Novo Mercado, whether by voluntary act, mandatory act or due to corporate reorganization, shall observe the rules in the Novo Mercado Listing Rules.

**Article 52** - Without prejudice to the provisions of the Novo Mercado Listing Rules, the voluntary exit from the Novo Mercado shall be preceded by a tender offer that observes the procedures set forth in regulations of the CVM for tender offers for cancellation of registration as a publicly-held company and the following requirements:

(i) The offering price must be fair, and the request for a new appraisal of the Company shall be possible, as set forth in Law No. 6,404/76;

(ii) Shareholders owning more than 1/3 (one third) of the shares in circulation shall accept the tender offer or expressly agree with the exit from the segment without selling shares.

**§ 1 -** For the purposes of this **Article 52**, shares in circulation shall be considered to be only those shares whose owners expressly agree with the exit from the Novo Mercado or enable the auction of the tender offer, as set forth in the regulations of the CVM applicable to tender offers of publicly-held companies to cancel their registration.

**§ 2 -** The voluntary exit from the Novo Mercado may occur independently of holding the tender offer mentioned in this article, in the case waiver is approved by the General Meeting, under the Novo Mercado Listing Rules.

## CHAPTER IX — ARBITRATION

**Article 53 -** The Company, its shareholders, administrators and members of the Fiscal Council and of the Committees undertake to resolve by arbitration before the Market Arbitration Chamber (*Câmara de Arbitragem do Mercado*), under its regulations, any and all disputes or controversies that may arise between or among them, related to or resulting from their condition as issuer, shareholders, administrators and members of the Fiscal Council, in particular, arising from the application, validity, effectiveness, interpretation, breach and its effects of the provisions of Law No. 6,385/76, Law No. 6,404/76, these By-Laws and the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of capital markets in general, in addition to those in the Novo Mercado Listing Rules, other regulations of B3 and Participation Agreement Rules of the Novo Mercado.

## CHAPTER X - PROHIBITION OF CONTRIBUTIONS TO POLITICAL MOVEMENTS

**Article 54** - Vale and its controlled companies in Brazil or abroad are prohibited from making, directly or indirectly through third parties, any contribution to political movements, including those organized as parties, and to their representatives or candidates.

**ANNEX II**

**STATEMENT OF VOTE**

**CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI**, a private supplementary pension fund entity, established as a civil company, enrolled with the CNPJ/ME under no. 33.754.482/0001-24, headquartered in Rio de Janeiro, state of Rio de Janeiro, at Praia do Botafogo, no. 501, 3rd and 4th floors ("Previ"); **LITELA PARTICIPAÇÕES S.A. – IN LIQUIDATION**, corporation, enrolled in the CNPJ/ME under no. 05.495.546/0001-84, headquartered at Avenida Ayrton Senna, 3000 - Bloco Itanhangá - sala 4098, Via Parque Confort Working - Barra da Tijuca, Rio de Janeiro - Zip Code: 22775-03; and, **LITEL PARTICIPAÇÕES S.A.,** corporation, enrolled with the CNPJ/ME under no.00.743.065/0001-27, also headquartered at Avenida Ayrton Senna, 3000 - Bloco Itanhangá - sala 4098, Via Parque Confort Working - Barra da Tijuca, Rio de Janeiro - Zip Code: 22775-003, hereby represented by its legal representatives as per the power of attorney presented for participation in this General Meeting, as shareholder of **VALE S.A.**, publicly-held company, registered with the CNPJ under No. 33.592.510/0001-54, headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, Praia de Botafogo, No. 186, Zip Code 22.250-145 ("Vale" or "Company"), in Extraordinary General Meeting, held on December 21, 2022, exclusively digitally, at 11:00 am ("Meeting"), submits **STATEMENT OF VOTE** regarding items 4.1 to 4.8 of the Agenda, according to the Call Notice for the Company's Extraordinary Meeting dated November 7, 2022, as follows:

1. PROVISIONS ABOUT THE ADVISORY COMMITTEES TO THE BOARD:

*4.1 Reduction from 7 to 5 permanent Advisory Committees, renamed to optimize their scope (Art. 15, main section), with the consequent adaptation of the new names of the Nomination Committee (Art. 11, §10, I) and Audit Committee (Art. 14, XVII, Art. 18, §1º, Art. 19, main section, title of subsection IV of Chapter IV, Art. 20, main section and V, new §§1 and 2, Art. 21 main section, Art. 22, and Art. 31, IV) in the Bylaws;*

*4.2 Amendment to make it clear that the foreseen creation is for non-permanent committees of the BD (Art. 15, §1);*

*4.3 Exclusion of the criterion of proven experience to be a Committee member (Art. 17);*

*4.4 New wording of the main section of Art. 18 to establish that the members of Committees must be members of the BD (exclusion of Art. 15, §3° and Art. 18, §1°);*

*4.5 Amendment to the wording and inclusion of removal from office or resignation as hypotheses for terminating committee members' term of office (Art. 18, new sole paragraph);*

*4.6 Wording amendment (Art. 19, main section);*

*4.7 Amendment of the requirements to be a member of the Audit Committee, which will be composed exclusively by independent members of the BD (Art. 20, II, with the exclusion of items I, III and §1° and renumbering of the other items), as well as wording amendment to clarify the prohibitory conditions to being a member of the Audit Committee (Art. 20, V); and*

*4.8 Inclusion of a provision to clarify that the scope of the Audit Committee is limited to the policies of its area of engagement and standardization*

1. **APPROVE WITH RESERVATIONS** the matters relating to items 4.1 to 4.8 (indicated above) of the Agenda.

2. Previ, Litela and Litel, first, clarify that they understand that (a) the change in the number and name of the advisory committees aims to optimize their structure to the current strategic demand of the Board of Directors, in line with what is practiced by other companies in the sector, (b) the forecast composition of the committees solely by board members is in line with the best national and international market practices and (c) to propose the election of director candidates at shareholders' meetings the Nomination Committee will verify the attributions of the necessary skills, as well as the availability of the candidate to serve on the Board and on the committees. However, Previ, Litela and Litel believe that a scenario may exist in which there are no members appointed to the Board of Directors who have sufficient competence to be titled "financial specialist", which could make the functioning of the committees unfeasible. Thus, it is recommended that the Company check ways to mitigate the risk of non-compliance with Sarbanes Oxley guidelines and/or local regulations.

3. Previ, Litela and Litel, through their duly registered legal representatives, will present during the Meeting their voting manifestation in relation to the other items on the Agenda.

4. In light of the above, Previ, Litela and Litel request that the board receive this Statement of Vote, so that it may be attached to the minutes and become part of them.

Rio de Janeiro, December 21, 2022.